FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of August, 2004

                        Commission File Number: 000-28994

                                    Eidos plc

                             Wimbledon Bridge House,
                          1 Hartfield Road, Wimbledon,
                             London, United Kingdom
                                 44 208 636 3000
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                    Form 20-F

                                    Form 40-F



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                       Yes

                                       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A______



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                 Eidos plc
                 ---------
By:      /S/ Stuart Cruickshank
         ----------------------
         Stuart Cruickshank
         Chief Financial Officer

By:      /S/ Michael McGarvey
         --------------------
         Michael McGarvey
         Chief Executive Officer


Date: 2 August 2004
      -------------
                                    Eidos Plc

                                    Form 6-K

                                Table of Contents

The following documents were filed as part of this Form 6-K:

Exhibit                                                                Reference
Press Release dated 3 August 2004 - Eidos Strategic Review Update


Eidos Strategic Review Update

    LONDON--(BUSINESS WIRE)--Aug. 3, 2004--In response to recent press speculation and following the announcement of a strategic review on 17 June 2004 the Board of Eidos confirms that, whilst it continues to keep all options under review, it is in preliminary discussions with a small number of parties in relation to possible business combinations.
    These discussions are at a preliminary stage and there can be no certainty as to whether or not they will lead to an offer being made for the Company in due course. The Board does not expect to be in a position to make a further announcement ahead of the Company's full year results.

    Eidos is the largest video games publisher and developer of entertainment software in the UK. It has publishing operations across Europe (France, Germany, Spain and the UK) and in the US, Japan and Australia. It also has significant development studio expertise, both internal and external, in Europe and the US.
    Eidos plc is a public limited company registered in England (number 2501949). Its Ordinary shares are listed on the London Stock Exchange (ticker: EID.L) and, in the form of American Depositary Shares, on the NASDAQ National Market (symbol: EIDSY). Further information on the Company can be found at www.eidos.com.
    Eidos and the Eidos logo are registered trademarks of Eidos plc. All other trademarks are the property of their respective owners. All rights reserved.

    This statement contains information about our past performance or practices. No such information should be used as an indicator of future performance or practices. It may also contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. You can identify these statements by their use of words such as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. You should not place undue reliance on our forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include: general economic conditions in the Group's markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; the Group's ability to continue to win acceptance of its products, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business); the Group's ability to attract and retain qualified personnel; risks of doing business internationally; and other risks described from time to time in Eidos plc's Securities and Exchange Commission periodic reports and filings. We undertake no obligation to update our forward-looking statements, whether as a result of new information, future events or otherwise. No information contained in this statement constitutes or shall be deemed to constitute an invitation or otherwise deal in shares or ADR's of Eidos plc. The price of shares and income derived from them can go down as well as up.

    Certain disclosure obligations under the UK City Code

    Your attention is drawn to certain UK dealing disclosure requirements that apply following the announcement on 3 August 2004 by Eidos plc of possible business combinations including a possible offer for Eidos plc. Eidos plc has equity securities traded on the London Stock Exchange and quoted on NASDAQ and is subject to the City Code on Takeovers and Mergers (the "City Code") which is administered by the Takeover Panel (the "Panel"). The announcement commenced an "offer period" for the purposes of the City Code.
    The disclosure requirements referred to above are set out in more detail in Rule 8 of the City Code. In particular Rule 8.3 of the City Code requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, 1 per cent. or more of any class of relevant securities of Eidos plc. Relevant securities include Eidos plc shares and instruments convertible into Eidos plc shares. This requirement will apply until the first closing date or, if this is later, the date when any offer becomes or is declared unconditional as to acceptances or lapses or such other time as the Panel agrees that Eidos plc is no longer in an offer period.
    Disclosure should be made on an appropriate form no later than 12 noon London time on the business day following the date of the dealing transaction. These disclosures should be sent to one of the Regulatory Information Services approved for the purposes of the Listing Rules published by the UK's Financial Services Authority.

    CONTACT: Brunswick UK
             Jonathan Glass
             or Wendel Carson
             44 20 7404 5959
                 or
             Brunswick NY
             Nina Devlin, 212/333-3810